QIAGEN N.V.
Hulsterweg 82
5912 PL Venlo
The Netherlands

February 28, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice of Disclosure Filed in Exchange Act Annual Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that QIAGEN N.V. has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2019, which was filed with the U.S. Securities and Exchange Commission on February 28, 2020.

Sincerely,

/s/ Roland Sackers
Roland Sackers
Chief Financial Officer